E. Ramey Layne  rlayne@velaw.com
Tel +1.713.758.4629  Fax +1.713.751.5396

Via EDGAR

December 19, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Niska Gas Storage Partners LLC

Registration Statement on Form S-3
Filed November 7, 2014
File No. 333-200004

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC  (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2014, with respect to the above captioned filing (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

The Company has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Company has been provided to us by the Company.

General

1.                                      We note that the selling unitholder in the resale offering is Niska Sponsor Holdings Coöperatief U.A., which appears to be an affiliate of and possibly the parent of the registrant.  As a result, we are concerned that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering.  Please advise us of your basis for determining that the transaction is eligible under Rule 415.  In your analysis, please address in detail the relationship of the selling unitholder with the registrant, including an analysis of whether the selling unitholder is your parent or affiliate.  Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering.

See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE:

For the reasons set forth below, the Company respectfully believes that the units that may be offered by Niska Sponsor Holdings Coöperatief U.A. (“Holdings”) constitute a valid secondary offering and are not being offered on behalf of the Company.

History of Holdings Relationship with the Company

In connection with the closing of the Company’s initial public offering (“IPO”), which closed on May 17, 2010, the owners of Holdings contributed certain natural gas storage assets to the Company in exchange for, among other consideration, 16,304,745 common units representing limited liability company interest in the Company (the “Common Units”).  The owners of Holdings immediately transferred the Common Units to Holdings.  Holdings’ only asset is its investment in the Company.

Analysis

Compliance and Disclosure Interpretation 612.09 (the “C&DI”) reads, in part, “[t]he question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Thus, the C&DI lays out the following six factors:

1.                                      How long the selling unitholder has held the units

As stated above, Holdings has held the Common Units being registered since 2010.  However, the original investment by the owners of Holdings occurred in 2006.  The acquisition by Holdings and its owners was for investment purposes and they have borne the risk of ownership for a substantial period of time.

2.                                      The circumstances under which the selling unitholder received the units

Holdings acquired its interest in the Company at the close of the IPO. Prior to that, Holdings did not hold material assets.

3.                                      The selling unitholder’s relationship to the issuer

Holdings’ offering is being made pursuant to Rule 415(a)(1)(x) of Regulation C. Under Rule 415(a)(1)(x), securities may be registered on Form S-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of a person of which the registrant is a majority-owned subsidiary. Under Rule 405, a “majority-owned subsidiary” means a subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s majority-owned subsidiaries. Holdings indirectly holds the managing member interest in the Company. As the indirect holder of the managing member interest, Holdings selects the Company’s board of directors, which controls the Company. That managing member interest means that the Company is a majority-owned subsidiary of Holdings and the registration of Holdings’ shares under the Company’s S-3 can be made pursuant to Rule 415(a)(1)(x).

However, notwithstanding that Holdings is a parent of the Company, the Company believes the proposed offering is a genuine secondary offering given the transactions through which the equity holders of Holdings acquired their interest and the fact that Holdings, LLC is not acting as a conduit for the Company. Unlike a subsidiary that receives funding from its parent, the Company does not expect to receive funding from Holdings or its equity holders any time in the future, as this secondary offering registration would be a method for the equity holders of Holdings, LLC to liquidate their investment in the Company.

4.                                      The amount of units involved

The 16,304,745 common units that may be offered by Holdings represent approximately 44.4% of the total number of common units currently outstanding. Holdings’ 19,147,427 common units represent approximately 52.2% of the total number of common units currently outstanding. However, the percentage of Holdings ownership in the Company should be analyzed in reference to other facts and circumstances, as the amount of shares involved is only one factor considered in the C&DI. In the context of the registration of offerings of securities by affiliates, the Staff has indicated that such sales may be made under General Instruction I.B.3 to Form S-3, even where the applicable selling unitholder owns more than 50% of the issuer’s securities (see Compliance and Disclosure Interpretation 216.14). In order for the Staff to determine that the offering is in fact being made on behalf of the Company, by definition the Staff must conclude that Holdings is seeking to effect a distribution of the units. However, if the Staff’s concern is that a distribution is taking place, the number of units being registered should be one of the less important factors in the Staff’s analysis, as an illegal distribution of units can take place regardless of the size of the offering, and even where the amount of units involved is significantly less than 50%.

5.                                      Whether the selling unitholder is in the business of underwriting securities

Neither the equity holders of Holdings nor Holdings are in the business of underwriting securities. As stated above the equity holders of Holdings are in the business of investing in, holding and then selling positions in portfolio companies. The equity holders of Holdings invested in the businesses now owned by the Company in 2006 for investment purposes and not with an intention to distribution in violation of the Securities Act. Holdings is a special purpose entity which has no business operations other than holding its interest in the Company.

Moreover, the equity holders of Holdings have held their interest in Holdings and the resulting potential risk of loss for over 8 years, and even after the Registration Statement is declared effective, they will continue to bear such risks of ownership with respect to their investment in Holdings. Holdings has determined to effect the Registration Statement to provide, among other things, liquidity to its owners — the liquidity will likely be effected from time to time as described in the Registration Statement. The Company will receive no proceeds from the secondary offering of the securities of Holdings.

6.                                      Whether the selling unitholder is acting a conduit for the issuer

In light of the above analysis of the facts, the Company respectfully submits that the units that may be offered by Holdings constitute a valid secondary offering and are not being offered on behalf of the Company.  The equity holders of Holdings made a decision to invest in the business and have held their investment for over 8 years.  The equity holders of Holdings and Holdings are not in the business of underwriting securities.

Exhibits 5.1 and 5.2

2.                                      For both Exhibits 5.1 and 5.2, please confirm that you will file, prior to effectiveness, the legal opinions of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing.  Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

RESPONSE:

Concurrently with the submission of this letter, the Company has filed Exhibits 5.1 and 5.2 to the Registration Statement.

*           *           *           *           *

Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 758-4629.

Very Truly Yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Jason A. Dubchak
Vance Powers